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                                                                     EXHIBIT 8.1



                                                September 17, 1999





Qwest Communications International Inc.
555 Seventeenth Street
Denver, Colorado 80202

Dear Ladies and Gentlemen:

    We have acted as counsel for Qwest Communications International Inc., a Delaware corporation ("Qwest"), in connection with the proposed merger (the "Merger") of U S WEST, Inc., a Delaware corporation ("U S WEST"), with and into Qwest pursuant to an Agreement and Plan of Merger dated as of July 18, 1999 between Qwest and U S WEST, as amended by Amendment No. 1 dated as of September 8, 1999 (the "Merger Agreement").

    In that connection, you have requested our opinion regarding the United States federal income tax treatment of the Merger. In providing our opinion, we have examined the Merger Agreement, the joint proxy statement of Qwest and U S WEST dated as of September 17, 1999 (the "Joint Proxy Statement"), the registration statement of Qwest dated as of September 17, 1999 with respect to the Qwest common stock to be issued to the stockholders of U S WEST in connection with the Merger (the "Registration Statement"), and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Joint Proxy Statement and the Registration Statement and in accordance with the provisions of the Merger Agreement, and (ii) the representations and covenants made to us by Qwest and by U S WEST in their respective letters to us dated as of September 17, 1999 and delivered to us for purposes of our opinion are accurate and complete.

    Based upon the foregoing, in our opinion, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Qwest and U S WEST will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

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Qwest Communications International Inc.          2          September 17, 1999

    The opinion expressed herein is based on existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. Our opinion cannot be relied upon if there is a change in applicable law between the date hereof and the date on which the Merger is effected.

    In addition, our opinion is based solely on the documents that we have examined and the representations and covenants contained in the letters from Qwest and from U S WEST referred to above. Our opinion cannot be relied upon if any of the facts pertinent to the United States federal income tax treatment of the Merger stated in such documents or any of the representations and covenants contained in the letters from Qwest or from U S WEST referred to above is, or later becomes, inaccurate. Finally, our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, (i) any other United States federal income tax or other tax consequences of the Merger or (ii) the tax treatment of any transaction other than the Merger.

    This opinion is being provided solely for the benefit of Qwest. No other person or party will be entitled to rely on this opinion.

    We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Davis Polk & Wardwell in the Joint Proxy Statement under the caption "The Merger -- Material Federal Income Tax Consequences of the Merger." In furnishing such consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

                                       Very truly yours,

                                       Davis Polk & Wardwell